SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2008

Management Discussion and Analysis of Financial Position and Operating Results

We are a silver resource company that has assembled a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  We focused our activities on the exploration for, and acquisition of, silver dominant projects, at times when lower metal prices prevailed in order to position us to benefit from silver price increases.  Our primary focus is to take advantage of the current environment of improved metal prices by moving our five principal projects towards commercial production.  We may monetize our non-core assets.  Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the three months ended March 31, 2008 and 2007 is prepared as of May 14, 2008 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto and in conjunction with the MD&A for the year ended December 31, 2007, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

PIRQUITAS CONSTRUCTION UPDATE

During the quarter, approximately $1.8 million of exploration and $23.1 million of capital expenditures were incurred on the Pirquitas property in Argentina.  At Pirquitas, the construction team is advancing on schedule, with site civil works and foundations nearly complete, equipment delivery on schedule and structural steel being erected.  In addition, the operations team has completed the bulk earthworks, open pit ramps and pit/waste dump access and is currently focused on haul road construction. The Pirquitas Project is on schedule with plant commissioning to commence in the fourth quarter of this year.

The Pirquitas property is located in the province of Jujuy in northwest Argentina and is expected to produce approximately 10.9 million ounces of silver, in excess of 2,500 tonnes of tin and 6,600 tonnes of zinc per year over a ten-year mine life.  As of March 31, 2008, the Company had expended US$76 million in construction costs of the total estimated US$220 million.

FIRST QUARTER FINANCIAL HIGHLIGHTS

•	We recorded net earnings for the period of $2.2 million or $0.03 per share. Significant items during the quarter include:
o	$23.5 million gain on sale of silver bullion; offset by
o	$18.4 million write-down to reflect the reduction in the estimated fair value of our investments in asset-backed commercial paper;
o	Costs related to our convertible debt financing include commission, fees and interest for the period totalling $4.3 million

•
We incurred $23.1 million for construction as well as $1.8 million for exploration at the Pirquitas project in Argentina and $7.9 million in exploration expenditures to advance other key properties during the quarter.  Significant expenditures include $3.7 million for exploration at the Pitarrilla property in Mexico, $1.3 million for exploration at the San Luis property in Peru and $1.3 million for exploration at the Diablillos property in Argentina.

•	We successfully completed a US$138 million convertible debt financing for net proceeds of $129.8 million after fees and commissions.

•	We sold our silver bullion at an average price of US$20.30 per ounce for proceeds of US$39.6 million.

•
We significantly increased our working capital from $117.3 million at end of 2007 to $244.1 million at the end of the first quarter.  Cash and cash equivalents increased from $80.6 million to $229.1 million during the same period.

FIRST QUARTER FINANCIAL REVIEW

For the quarter ended March 31, 2008, the Company recorded net earnings of $2,156,000 or $0.03 per share compared to net loss of $1,565,000 or ($0.03) per share in the first quarter of 2007.  A discussion on the various components of the expense and income items compared to the prior year follows:

	Three Months Ended March 31
	2008	2007
Exploration and mineral property costs	$(000)	$(000)

Property examination and exploration	49	27
Reclamation and accretion	55	67
	104	94

We incurred $49,000 in property examination and exploration expenditures during the quarter compared to $27,000 in the same quarter of the prior year, reflecting increase in generative activity in Mexico.

Reclamation and accretion expense was $55,000 during the quarter compared to $67,000 expended during the same quarter of the prior year.  Of the expense to date, $40,000 (2007 - $54,000) relates to the accretion impact on the recorded asset retirement obligations and $15,000 (2007 - $13,000) relates to current cash reclamation costs.

	Three Months Ended March 31
	2008	2007
	$(000)	$(000)
Expenses
Salaries and employee benefits	650	472
Depreciation	68	46
Professional fees	198	176
Financing fees	3,674	-
General and administration	1,177	1,094
Stock-based compensation	2,434	2,212
Foreign exchange loss (gain)	(2,837)	31
	5,364	4,031

Salaries and employee benefits were $650,000 during the quarter compared to $472,000 in the same quarter of the prior year.  The increase in salaries and benefits over the prior year was the result of additional senior staff as we continue our transition to a producing company and the impact of salary adjustments effective at the beginning of 2008.

Depreciation expense was $68,000 during the quarter compared to $46,000 in the same quarter of the prior year.  The increase is mainly due to the deprecation and amortization of equipment and leasehold improvements in our Vancouver corporate office.

Professional fees were $198,000 during the quarter compared to $176,000 in the same quarter of the prior year.  The increase in expenses over the prior year relates to higher accounting, tax and legal fees.  These higher costs are expected to continue as we grow and advance our properties.

Financing fees were $3,674,000 during the quarter compared to $nil in the same quarter of the prior year.  During the first quarter of 2008, we successfully completed a US$138,000,000 convertible note financing.  The convertible notes bears interest at a rate of 4.5% per year and may be redeemed by us on and after March 5, 2013.  Financing fees incurred relates to one-time expenses related to the financing, which includes underwriters’ commissions, legal fees and auditors’ fees associated with the financing.

General and administrative expenses during the quarter were $1,177,000 compared to $1,094,000 in the same quarter of the prior year.  The increase in general and administrative expenses relates to higher travel costs and annual shareholder report expenses.

Stock-based compensation expense was $2,434,000 during the quarter compared to $2,212,000 in the same quarter of the prior year.  Of the current quarter’s expense, $2,114,000 related to employee salaries and benefits and $320,000 related to general and administration for directors and consultants.  This compares with $1,702,000 related to employee salaries and benefits and $510,000 related to general and administration for directors and consultants in the same quarter of the prior year.  We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model.  Stock-based compensation assigned to mineral properties during the quarter was a credit of $53,000 compared to $751,000 in the same quarter of the prior year.  The decrease was related to stock-based compensation reversed as a result of unvested stock options forfeited during the quarter.

Foreign exchange gain was $2,837,000 for the quarter compared to a loss of $31,000 in the same quarter of the prior year.  During the first quarter of 2008, the strengthening of the US dollar versus  CAD$ benefitted us as we now hold most of our cash in US$ funds resulting from the convertible debt financing and sale of silver bullion.

	Three Months Ended March 31
	2008	2007
	$(000)	$(000)
Other income (expenses)
Investment income	820	2,381
Interest expense on convertible debt	(626)	-
Gain on sale of silver bullion, net of tax	23,457	-
Gain on sale of marketable securities	978	-
Unrealized gain (loss) on financial instruments held-for-trading	1,397	(101)
Write-down of other investments	(18,402)	-
Gain on sale of mineral property	-	280
	7,624	2,560

Investment income during the quarter was $820,000 compared to $2,381,000 in the same quarter of the prior year.  The decreased investment income was due to less funds available for investment in the first two months of the quarter and lower yields on investments.  As a result of significant volatility in the credit market since the fourth quarter of 2007, we opted to mitigate credit risk by investing majority of our cash and cash equivalents in government treasury bills which had low yields.

Interest and accretion expense on convertible debt were $577,000 and $429,000 respectively during the quarter.  Interest expense during the quarter reflects accrued interest on “face value” of the debt at its coupon rate 4.5% per year.  Of the $577,000 in interest expense, $359,000 was charged to net earnings and $218,000 was capitalized to construction in progress.  Accretion expense is a non-cash interest to accrete the “book value” of convertible note at an effective interest rate of 11.85% for accounting purposes.  Of the $429,000 in accretion expense, $267,000 was charged to net earnings and $162,000 was capitalized to construction in progress.

Gain on sale of silver bullion, net of tax, was $23,457,000 in the first quarter of 2008.  In March 2008, we sold our silver bullion at an average price of US$20.30 per ounce for cash proceeds of approximately $39,244,000.  The silver bullion was recorded at a cost of $15,787,000, resulting in a gain of $23,457,000.

Gain on sale of marketable securities was $978,000 during the quarter compared to $nil in the same quarter of the prior year.  In light of higher share prices of our investments early in the first quarter, we sold some of our marketable securities during the period.

The $1,397,000 unrealized gain on financial instruments held-for-trading recorded in the quarter was primarily related to mark-to-market adjustment of our foreign exchange options, which have fully expired at the end of the quarter.

Write-down of other investments of $18,402,000 relates to the impairment in estimated fair value of our investment in Canadian asset-backed commercial paper, which is further discussed in “Other investments” in the Critical Accounting Estimates section below.

Summary of quarterly results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $(000)		Earnings (Loss) Per Share $
March 31, 2008	nil	2,156	(1)	0.03
December 31, 2007	nil	(14,689)	(2)	(0.23)
September 30, 2007	nil	(12,899)	(3)	(0.21)
June 30, 2007	nil	(4,972)	(4)	(0.08)
March 31, 2007	nil	(1,565)		(0.03)
December 31, 2006	nil	(1,701)	(5)	(0.02)
September 30, 2006	nil	2,695	(6)	0.04
June 30, 2006	nil	16,469	(7)	0.28

Explanatory notes:

(1)
Includes $23,457,000 gain on sale of silver bullion, $2,837,000 foreign exchange gain, $1,397,000 gain on financial instruments held-for-trading and $978,000 gain on sale of marketable securities net of $18,402,000 write-down in fair value of asset-backed commercial paper.

(2)	Includes $4,252,000 in non-cash expenses related to value assigned to stock options and a further $8,000,000 write-down in fair value of asset-backed commercial paper.
(3)
Includes $4,531,000 in non-cash expenses related to values assigned to stock options, $4,000,000 write-down in fair value of asset-backed commercial paper, $2,000,000 foreign exchange loss and a $1,929,000 loss on the fair value of foreign exchange contracts.

(4)	Includes $4,004,000 in non-cash expenses related to values assigned to stock options.
(5)	Includes $12,935,000 in non-cash expenses relating to values assigned to stock options and $9,722,000 in gains on sale and write-ups of marketable investments.
(6)	Includes a $3,090,000 write-up of investments and $2,138,000 of interest income.
(7)	Includes a $35,390,000 gain on sale of joint venture interest and a $15,860,000 write-down of investments.

Financial Position and Liquidity

Liquidity and Capital Resources

At March 31, 2008, we held $229,054,000 in cash and cash equivalents and $30,038,000 in marketable securities.  During the quarter, we significantly increased our working capital from $117,268,000 to $244,131,000 after successful completion of a US$138,000,000 convertible debt financing and the sale of silver.

With a working capital of $224,131,000 at March 31, 2008, we have sufficient funds to proceed with our construction of the Pirquitas mine as well as complete our planned exploration programs for the remainder of the year.  The Pirquitas mine is currently on target for commissioning in the fourth quarter of 2008 with expected commercial production to commence in the first quarter of 2009.

Operating Activities

Cash flows generated by operations in the quarter were $2,684,000 compared to $2,508,000 in the same quarter of the prior year.  Financing costs related to issuance of convertible note and lower investment income were offset by the timing of changes in non-cash working capital items.

Financing Activities

We raised net proceeds of $134,945,000 during the quarter compared to $3,899,000 in the same quarter of the prior year.  The following table summarizes cash flows from financing activities:

	Three Months Ended March 31
	2008	2007
	$(000)	$(000)
Financing activities
Proceeds from issuance of convertible notes	134,936	-
Financing costs related to equity portion of convertible notes financing	(1,440)	-
Shares issued for cash	1,449	3,899
	134,945	3,899

During the first quarter, we sold $134,936,000 (US$138,000,000) in senior convertible notes.  The unsecured notes bear interest rate at 4.5% per annum, payable semi-annually, and mature on March 1, 2028.  Please see note 7 of our interim financial statements.

During the quarter, $1,449,000 was received from the exercise of stock options compared to $3,899,000 in the same quarter of the prior year.

Investing Activities

Sale of Silver Bullion

With the development of the Pirquitas mine, we are transitioning from an acquirer of silver projects and assets to a developer of silver projects and producer of silver. In prior years, we purchased approximately 1.95 million ounces of silver bullion for investment purposes at an average cost of US$5.85 per ounce.  In March 2008, we sold our silver bullion at an average price of US$20.30 per ounce for proceeds of approximately $39,244,000 (US$39,648,000).

Sale of Marketable Securities

During the quarter, we sold a portion of our marketable securities for gross proceeds of $1,300,000, generating a net gain of $978,000.

Mineral Properties

Total expenditures incurred in mineral properties during the quarter were $9,655,000 compared to $7,800,000 in the comparable quarter of the prior year.  A summary by mineral property follows:

	Three Months Ended March 31
	2008	2007
	$(000)	$(000)

Berenguela	24	43
Bowdens	69	77
Candelaria	67	70
Challacollo	176	98
Diablillos	1,276	159
Pirquitas	1,764	1,311
Pitarrilla	3,716	3,998
San Luis	1,332	1,719
Shafter	100	99
Snowfield	48	76
Veta Colorada	22	67
Other	183	83
Change in non-cash working capital	878	-
	9,655	7,800

The above table reflects cash expenditures incurred by property.  It does not include the value of shares issued for mineral properties and other non-cash charges.

Pirquitas

A total of $24,933,000 was spent at the Pirquitas property in Argentina during the quarter, which includes $1,764,000 in exploration activities and $23,169,000 on mine construction and mining equipment.

Construction is now in full swing at Pirquitas and progressing well and on schedule. Site civil works are well advanced, erecting of structural steel is in progress and the installation of the water pipeline is proceeding on schedule.  Installation of the gas pipeline is complete with focus now on the valves and transfer station.  Two of three power generators have passed their full load tests at the factory in Finland and will be shipped in May, while the third power generator is scheduled to undergo testing. The operations team are now concentrating on finalizing the haul road and pit and waste dump infrastructure.  We are on target to commence commissioning in the fourth quarter of 2008 and shipping concentrate in the first quarter of 2009.

 Site preparation earthworks are 75% complete, the initial pre-cast concrete footings package is 100% complete, the primary crusher foundations are 100% complete, the process building foundations are 80% complete and the pre-fabricated steel structure for the process building is 70% complete. The operations team is now concentrating on finalizing the haul road and pit and waste dump infrastructure. Pre-stripping of the open pit has been ongoing since the beginning of the year.  All of the major pieces of equipment required for the process plant have been ordered. The construction camp and all associated facilities on site are complete.  Additionally, off-site pre-fabricating and marshalling facilities are in place at lower altitudes near the regional capital of Jujuy. The project is on target to commence commissioning during in the fourth quarter of 2008. We expect to start shipping concentrate in the first quarter of 2009.

In May 2008 we updated the proven and probable silver reserves at Pirquitas which increased by 43% to 195.1 million ounces.  In addition, tin reserves have increased by 41% to 159.2 million lbs and zinc reserves by 32% to 548.5 million lbs.  Based on the increased reserves, Pirquitas mine life has been extended to 14.5 years, an increase of 4.5 years from the November 2007 reserve update.  The reserve is indicative of the geologic potential of the Pirquitas system, and does not incorporate any deepening of the initial pit.  The deposit remains open at depth.  The approximate 50% increase in mine life not only adds robustness to the project, but enables a greater window of opportunity for further exploration activities.  The updated reserve estimate incorporates drill data from an additional 74 reverse circulation drill holes totaling 16,850 meters of in-pit and pit wall drilling, uses metal prices of US$11.00/ounce silver, US$5.00/lb tin and US$1.05/lb zinc and is based on a new whittle pit using total operating costs of $22 net smelter returns.

In November 2007, we updated the capital cost estimate for the project to US$220 million plus IVA from the initial capital cost estimate of US$146 million plus IVA, which was based on 2005 cost estimates.  A significant portion of the increase is a result of increased costs in global construction materials and inflation pressures in Argentina, particularly labour, since the completion of the original estimate.  The revised estimate includes a contingency of US$15 million.  In addition, US$13.6 million of the capital cost increase is related to the layout of certain portions of the project to facilitate future expansion of the mine. As of March 31, 2008, the Company had expended US $76 million in construction costs of the total estimated US$220 million.

The government of Argentina is proposing to adopt a tax on the export of concentrates for projects with fiscal stability agreements predating 2002.  The Pirquitas Project has a fiscal stability agreement dating from 1998 and may be subject to this proposed export tax.  We are currently in discussions with the government of Argentina to determine the impact, if any, of the proposed export tax on the Pirquitas project.

San Luis

A total of $1,332,000 was spent at the San Luis joint venture property in Peru during the quarter compared to $1,719,000 in the same quarter of the prior year.

Infill diamond drilling on the project’s Ayelén Vein was completed in 2007.  An initial resource estimate completed in the fourth quarter of 2007 defined a measured and indicated resource of 265,000 ounces of gold resources and 7.1 million ounces of silver resources. The joint venture will have a new resource estimate prepared, which will incorporate all available data, including additional drill results not included in the previous resource estimate.

Surface exploration including approximately 5,000 meters of diamond drilling will be carried out at a number of targets on this large property package (approximately 96 sq. miles). The targets include the BP Zone where brecciated volcanic rocks hosting copper-zinc-lead sulphide mineralization have been sampled over a broad area. Vein systems where channel sampling has shown structures enriched in gold and silver will also be tested.  In addition, exploration tunneling on the Ayelén Vein is scheduled to begin in the third quarter of this year.

We currently hold a 55% interest in the San Luis project and have elected to increase our interest to 70% by completing a feasibility study.  We have the right to increase our interest in the San Luis joint venture to 80% by placing the project in production.  The remaining joint venture interest is held by Esperanza Silver Corporation.

Pitarrilla

A total of $3,716,000 was spent on our Pitarrilla property in Mexico during the quarter compared to $3,998,000 in the same quarter of the prior year.

Measured resources now total 105.5 million ounces of silver, indicated resources total 277.7 million ounces and inferred resources total 193.2 million ounces, placing Pitarrilla among the largest silver discoveries in the last decade.  Infill and exploration drilling of the Breccia Ridge Zone is ongoing and work on a 2.5 kilometer-long decline to provide underground drilling stations for the high grade silver and base metal mineralization of the Breccia Ridge Zone is continuing.  The portal and more than 500 meters of ramp excavation have been completed to date.

An engineering scoping study will focus on the economics of developing the underground sulphide-associated, base metal and silver mineralization beneath Breccia Ridge ahead of the lower grade near surface mineralization.

Diablillos

A total of $1,276,000 was spent at the wholly-owned Diablillos silver-gold project in Argentina during the quarter compared to $159,000 in the same quarter of the prior year.

Since May 2007, we have completed a 12,900-meter diamond drill program on the project.  The objective of the program was to better define the inferred resource of 93.8 million ounces of silver and 815,000 ounces of gold that was reported by previous owners of the property.  We are in the process of preparing an updated resource estimate for the Diablillos Project, which is expected to be completed mid-2008.  This will be followed by a pre-feasibility engineering study to estimate the economics of placing the Diablillos project into production.

Snowfield

A total of $48,000 was spent at the wholly-owned property in Canada during the quarter compared to $76,000 in the same quarter of the prior year.

During the quarter, we reported a significant increase in gold resources based on drill programs completed in 2007.  The increased resource is now comprised of measured and indicated gold resources totalling 3.1 million ounces and inferred gold resources of 466,200 ounces.  We plan to follow-up the 2007 program with a major drilling program this summer.  Much of this program will be focused on the recently identified Mitchell East Zone where hole MZ-1 intersected 259 meters of 0.71 grams of gold per tonne and 0.14% copper. The hole ended in mineralization with the bottom 31 meters grading 1.38 grams of gold per tonne (102 feet of 0.04 ounces of gold per ton) and 0.31% copper.  This drill hole was collared approximately 550 meters east of Seabridge Gold Inc.’s Mitchell Deposit, which reportedly hosts 16.3 million ounces of indicated gold resources and 1.3 million ounces of inferred gold resources based on a cut-off grade of 0.50 gram per tonne gold-equivalent.

Challacollo

A total of $176,000 was spent on the Challacollo property during the quarter compared to $98,000 in the same quarter of the prior year.  All expenditures relate to drilling activities on the property during the period.

Other Investments

As at March 31, 2008, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP were rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.  On March 20, 2008, the Committee issued an information statement which provided details of the restructuring plan.  The proposed restructuring plan (the “Restructuring Plan”) was submitted under the Companies Creditors Arrangement Act was approved by investors on April 25, 2008 and is subject to court approval.

The restructuring plan contemplates:
•	The creation of three master assets vehicles (MAV), participation in each of the MAV is dependant on the noteholder’s ability and willingness to self insure against margin calls.
•	Within each MAV, the issuance of 5 different series of notes:
o
Class A-1 Notes will be the senior notes, with the other series of Notes subordinated to them.  Class A-1 Notes are expected to receive AA ratings, have maturities ranging from 6 to 8 years and a coupon rate of BA Rate less 0.5%.

o	Class A-2 Notes will be senior to the Class B Notes. Class A-2 Notes are expected to receive AA ratings, have a maturity of 8 years and a coupon rate of BA Rate less 0.5%.
o	Class B Notes will be senior to the Class C Notes. Class B Notes will not be rated and are expected to have a maturity of 8 years and a couple rate of BA Rate less 0.5%.
o	Class C Notes will be senior to the IA Tracking Notes. Class C Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate of 20%.
o	IA Tracking Notes will not be rated. IA Tracking Notes are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.
•
The allocation of existing ABCP notes to proposed new notes was based on a report issued by J.P. Morgan, financial advisor to the Committee.  The new notes will be issued based on the relative contribution from the assets underlying the existing trusts based on this report.

•	There is no market data on these notes and no formal ratings have yet been issued by DBRS,
•	Before implementation of the Restructuring Plan, a former hearing will be conducted before the court to address various filed motions related to the restructuring.

We have assessed the estimated fair value of our ABCP investments and based on the available information regarding current market conditions, the underlying assets of our existing trusts and the indicative values contained in the report issued by J.P. Morgan, we recorded an impairment of $18,402,000 in the first quarter of 2008.  This results in an estimated fair value of $26,700,000 which approximates those values contained in the J.P. Morgan report. There is currently no certainty regarding the outcome of the ABCP investments estimation of the related amount and timing of the cash flows and therefore the fair value reported may change materially in subsequent periods.

We expect a secondary market will soon be developed to enhance the liquidity of the restructured notes if the restructuring plan is approved by the court.  As we have sufficient funds to carry on our exploration and development programs throughout 2008, we currently have no plans to liquidate our ABCP investments immediately after the restructuring.

Additional Disclosures

Disclosure Controls and Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Related Party Transactions

During the three months ended March 31, 2008, we recorded administrative, technical services and expense reimbursements of $435,000 (2007 - $92,000) from companies related by common directors or officers.  At March 31, 2008, accounts receivable includes $191,000 (2007 - $50,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are described in note 2 of our 2007 audited annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment.  This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value.  These future cash flows are developed from models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions.  Commodity prices used reflect market conditions at the time the models are developed.  These models are updated from time to time, and lower prices are used should market conditions deteriorate.  Inherent in these assumptions are significant risks and uncertainties.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our stock.  We utilize historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.  Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans.  These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation.  These estimates include an assumption on the rate at which costs may inflate in future periods.  Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions.  In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities.  We also make estimates of the future earnings which affect the extent to which potential future tax benefits may be used.  We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view.  These differences may affect the final amount or the timing of the payment of taxes.  When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Other Investments

We hold $57,102,000 ($26,700,000 net of fair value adjustment) in ABCP investments as at March 31, 2008.  During the third quarter of 2007, the ABCP market experienced liquidity issues.  As a result, our ABCP investments have not been repaid.  A Pan Canadian Committee (the “Committee”), consisting of a panel of major ABCP investors, was subsequently formed to oversee the proposed restructuring process.  On March 20, 2008, the Committee issued an information statement which provided details of the restructuring plan.  The proposed restructuring plan (the “Restructuring Plan”) was approved by investors on April 25, 2008 and is subject to court approval.

As at March 31, 2008, no market quoted value was available to determine the fair value of our ABCP investments.  As such, we estimated the fair values of our ABCP investments based on information outlined in the Restructuring Plan and the limited market data available.  Since the fair values are based on our assessment of market conditions at March 31, 2008, the uncertainty regarding the outcome of the restructuring plan, and the related amount and timing of cash flows the fair value reported may change materially in subsequent periods.

Convertible Debt

We follow accounting guidelines in determining the value of the liability and equity components of the convertible notes, as disclosed in Note 7 to the interim Financial Statements.  The carrying value of the liability component was determined by discounting the stream of future payments of interest and principal over a 5 year expected life at the prevailing market rate for a similar liability without the conversion feature.  The carrying value of the equity component was measured as the face value of the notes less the portion relating to the debt component.  We estimated the expected life of the debt based on early repayment rights exercisable by both parties in the fifth year of the agreement.

Changes in Accounting Policies

Capital Disclosure

Effective January 1, 2008, we adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on our objectives, policies, and processes for managing capital.  This information is disclosed in note 11 of the interim financial statements.

Financial Instruments – Disclosures

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”.  Section 3862 requires the disclosure of quantitative and qualitative information in our financial statements to evaluate (a) the significance of financial instruments for our financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which we are exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.  This information is disclosed in note 4(c) of the interim financial statements.  Section 3863 replaces the existing requirements on presentation of financial instruments.

As at March 31, 2008, our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, other investments, accounts payable, accrued liabilities, and convertible notes.  The fair value of accounts receivable accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.  Cash equivalents and restricted cash are designated as available-for-sale as they are not acquired for purpose of trading and have short-term maturity.  Marketable securities are reported at their fair market value based on quoted market prices.  Non-derivative based marketable securities are designated as available-for-sale financial instruments, as they were not acquired for purpose of trading.  Derivative based marketable securities are designated as held-for-trading financial instruments as their default category.  Convertible notes are designated as other liabilities as their default category and related transaction costs are expensed as incurred.  Interest expense related to expenditures incurred on development projects are capitalized to the project.

Inventories

Effective January 1, 2008, we adopted CICA Handbook Section 3031, “Inventories”, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  As at March 31, 2008, we have no inventories and this standard has no effect on our financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) approved a strategic plan which requires public companies to converge with International Financial Reporting Standards (“IFRS”) for fiscal periods beginning on or after January 1, 2011.  We are in the process of assessing the impact of convergence of Canadian GAAP and IFRS.

Outstanding Share Data

Our authorized capital consists of an unlimited number of common shares without par value.  As at May 14, 2008, the following common shares, options and share purchase warrants were outstanding.

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	62,692,547
Stock options	4,299,250	12.85 – 40.62	.5 – 4.9
Fully diluted	66,991,797

Risks and Uncertainties

We are a company focused on the acquisition, exploration and development of silver-dominant projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business.  Some of these risks have been discussed elsewhere in this report and are discussed in detail in the MD&A for the year ended December 31, 2007.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver and other metals will be realized.  Declines in the market price for silver and other metals may adversely affect the economics of a reserve and may require us to reduce its estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries.  In addition, as we maintain our bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds in U.S. dollars.

Argentina Export Tax

The government of Argentina is proposing to adopt a tax on the export of concentrates for projects with fiscal stability agreements predating 2002.  The Pirquitas Project has a fiscal stability agreement dating from 1998 and may be subject to this proposed export tax.  We are currently in discussions with the government of Argentina to determine the impact, if any, of the proposed export tax on the Pirquitas project.

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors’ and officers’ involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.